          June 16, 2011

VIA EDGAR - Correspondence

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Main Stop Number 4628
Attn.: John Canarella

Re:	Jintai Mining Group, Inc.
File No. 333-168803

Dear Mr. Canarella:

As per our conversation this morning, on behalf of the Company we wanted to supplement our response dated June 13, 2011.  Specifically, we wanted to change management’s decision not to change their assumption of the fair value of the stock price and corresponding lack of effect on the valuation of the warrants.  In making such determination, management took into account the Company’s improved operating results as well as the deteriorating conditions of the marketplace for IPO’s of Chinese companies.  Another factor in management’s analysis was its continuing discussions with Maxim Group, Inc., the underwriter for the proposed IPO who have consistently confirmed the valuation for the proposed IPO.  While the Company’s improved operating results might lend itself to a higher valuation, this was somewhat counterbalanced by the weakened market for IPO’s of Chinese companies.  The end result was that management believed that the fair value of the stock price was unchanged and accordingly did not change their assumption of the fair value of the stock price in valuing the warrants.

As per our discussion, please feel free to reach out to us today to discuss further questions that you may have.  Thank you for your continued cooperation.

Sincerely,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.